UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Date of Report (Date of earliest event reported) December 17, 2021

KeyStar Corp.
.(Exact name of registrant as specified in its charter)

Nevada	000-56290	85-0738656
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9620 Las Vegas Blvd. S STE E4-98,
Las Vegas, NV	89123
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (702) 800-2511

Not applicable.

(Former name or former address, if changed since last report)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being mailed to all of the holders of record as of the close of business on December 17, 2021, of shares of common stock, par value $0.0001 (the “Common Stock”) of KeyStar Corp., a Nevada corporation (the “Company”). You are receiving this Information Statement in connection with a change of control and the upcoming appointment of a new member to the Company’s Board of Directors (the “Board”), as well as a change in our executive officers.

On December 17, 2021, two stockholders of our stockholders who own an aggregate of 28,000,000 shares of our common stock agreed to sell 27,000,000 of their shares to nine otherwise unaffiliated persons for an aggregate purchase price of three hundred eighty-five thousand dollars (US$385,000). In addition, Mr. Steven Lane, our current CEO and Secretary, resigned as an officer of the Company effective December 17, 2021. Mr. Lane also tendered his resignation as our sole director and appointed Mr. Roger Tichenor as his replacement on our Board. Mr. Lane’s resignation will become effective and Mr. Tichenor’s services will commence as a director at the close of business on December 27, 2021 (which date is the conclusion of the ten (10)-day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”)). The executive officer transition date and the director transition date are each subject to extension on a day-by-day basis if the above-referenced stock transactions are consummated subsequently to December 17, 2021 (the “Closing”).

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the stockholders of the Company on or about December 17, 2021.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth, as of December 17, 2021 (immediately prior to the Closing), certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all directors and executive officers as a group.

	Common Stock		Series A Preferred Stock
Name and Address of Beneficial Owner	Number of Shares Owned(1)	Percent of Class(2)	Number of Shares Owned(1)	Percent of Class(2)
Steven Lane(3)	3,000,000	10.10%	-	-
Zixiao Chen(4)	236,000,000	98.42%	2,000,000	100%
All Directors and Executive Officers as a Group (2 persons)	239,000,000	99.67%	2,000,000	100%
5% Holders
NONE

(1)Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of voting stock listed as owned by that person or entity.

(2)Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. The percent of class is based on 29,800,000 shares of common stock and 2,000,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 17, 2021.

(3)These shares are held in Blue Sea Assets LLC in which Mr. Lane has voting and investment control.

(4)All shares of common stock and shares of Series A Convertible Preferred Stock are held in Topsight Corporation in which Ms. Chen has voting and investment control. The 236,000,000 shares include 26,000,000 shares of common stock, the right to acquire 200,000,000 shares of common stock upon conversion of the 2,000,000 shares of Series A Convertible Preferred Stock, and the right to acquire 10,000,000 shares of common stock upon conversion of the principal amount under a Demand Convertible Promissory Note dated April 20, 2020 at $0.001 per share.

The following table sets forth, as of December 17, 2021 (immediately subsequent to the Closing), certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all directors and executive officers as a group.

	Common Stock		Series A Preferred Stock
Name and Address of Beneficial Owner	Number of Shares Owned(1)	Percent of Class(2)	Number of Shares Owned(1)	Percent of Class(2)
Steven Lane(3)	500,000	1.68%	-	-
Bruce A. Cassidy Sr.(4)	19,328,000	64.86%	-	-
All Directors and Executive Officers as a Group (2 persons)	19,828,000	66.54%	-	-
5% Holders
Roger Tichenor(5)	2,800,000	9.40%	-	-
Zixiao Chen(6)	210,500,000	87.78%	2,000,000	100%

(1)Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of voting stock listed as owned by that person or entity.

(2)Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. The percent of class is based on 29,800,000 shares of common stock and 2,000,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 17, 2021.

(3)These shares are held in Blue Sea Assets LLC in which Mr. Lane has voting and investment control.

(4)These shares are held in Eagle Investment Group, LLC in which Mr. Cassidy has voting and investment control.

(5)These shares are held in RAT Investment Holdings LTD in which Mr. Tichenor has voting and investment control.

(6)All shares of common stock and shares of Series A Convertible Preferred Stock are held in Topsight Corporation in which Ms. Chen has voting and investment control. The 210,500,000 shares includes 500,000 shares of common stock, the right to acquire 200,000,000 shares of common stock upon conversion of the 2,000,000 shares of Series A Convertible Preferred Stock, and the right to acquire 10,000,000 shares of common stock upon conversion of the principal amount under a Demand Convertible Promissory Note dated April 20, 2020 at $0.001 per share.

The following table sets forth, as of ten days following the date on which this Schedule 14f-1 was mailed to our stockholders and upon the resignation of Mr. Lane as our sole director and the commencement of Mr. Tichenor’s services as our sole director, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all directors and executive officers as a group.

	Common Stock		Series A Preferred Stock
Name and Address of Beneficial Owner	Number of Shares Owned(1)	Percent of Class(2)	Number of Shares Owned(1)	Percent of Class(2)
Bruce A. Cassidy Sr.(3)	19,328,000	64.86%	-	-
Roger Tichenor(4)	2,800,000	9.40%	-	-
All Directors and Executive Officers as a Group (2 persons)	22,128,000	74.26%	-	-
5% Holders
Zixiao Chen(5)	210,500,000	87.78%	2,000,000	100%

(1)Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of voting stock listed as owned by that person or entity.

(2)Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants.  The percent of class is based on 29,800,000 shares of common stock and 2,000,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 17, 2021.

(3)These shares are held in Eagle Investment Group, LLC in which Mr. Cassidy has voting and investment control.

(4)These shares are held in RAT Investment Holdings LTD in which Mr. Tichenor has voting and investment control.

(5)All shares of common stock and shares of Series A Convertible Preferred Stock are held in Topsight Corporation in which Ms. Chen has voting and investment control. The 210,500,000 shares include 500,000 shares of common stock, the right to acquire 200,000,000 shares of common stock upon conversion of the 2,000,000 shares of Series A Convertible Preferred Stock, and the right to acquire 10,000,000 shares of common stock upon conversion of the principal amount under a Demand Convertible Promissory Note dated April 20, 2020 at $0.001 per share.

CHANGE TO THE BOARD OF DIRECTORS

On the Closing, Mr. Lane tendered his resignation as our sole director and appointed Mr. Tichenor as his replacement on our Board.  Mr. Lane’s resignation will become effective and Mr. Tichenor’s services as a director will commence at the close of business on December 27, 2021 (which date is the conclusion of the ten (10)-day period mandated under Section 14(f) of the Exchange Act, subject to extension on a day-by-day basis if the Closing occurs subsequently to December 17, 2021). The executive officer transition date and the director transition date are each subject to extension on a day-by-day basis if the above-referenced stock transactions are consummated subsequently to December 17, 2021.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Mr. Tichenor’s services as a director will commence at the close of business on December 27, 2021 (which date is the conclusion of the ten (10)-day period mandated under Section 14(f) of the Exchange Act, subject to extension on a day-by-day basis if the Closing occurs subsequently to December 17, 2021). Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until they resign or are removed by the Board. Mr. Cassidy’s services as our Chief Executive Officer, Chief Financial Officer, and Secretary will commence at the Closing.

Name	Age	Position
Roger Tichenor	58	Director
Bruce A. Cassidy Sr.	71	CEO, CFO, Secretary

Mr. Tichenor has over 30 years of investment and management experience. From 1985 to 1994 Roger was a registered stockbroker and a licensed commodity trader with Republic Securities, a company based out of Chicago, Illinois. From 1994 to 2004 he was the president of Phoenix Capital Inc., a firm that consulted with public and private companies. In 2004 he became the Managing Director of Private Equity Fund, Phoenix Capital Opportunity Fund.  From 2010 to present day, Roger became a private investor in a number of different areas ranging from real estate to private lending. Since September 30, 2021, he has served as the Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer, as well as a director of Blue Water Ventures International, Inc. (OTC: BWVI), a Green Cove Springs Florida-based shallow ocean historic shipwreck exploration company. Since November 2020, he has served as a director of Assisted 4 Living Inc. (OTC: ASSF), a Bradenton, Florida-based entity that provides, among other services, daily medical care for medically fragile and chronically ill children.

Director Qualifications for Mr. Tichenor:

We believe that Mr. Tichenor should serve as a member of our board of directors due to his extensive broad-based business and financial experience with private and public companies.

Bruce A. Cassidy will commence his service to our Company as its Chief Executive Officer, Chief Financial Officer, and Secretary as noted above. Since 2019, Mr. Cassidy has served as a member of the board of directors of Loop Media, Inc. (OTC: LPTV), a Glendale, California-based multichannel digital platform media company that offers self-curated, premium videos to customers in OOH venues and D2C on their personal in home and mobile devices.  Since November 2020, he has served as a director of Assisted 4 Living Inc. (OTC: ASSF), a Bradenton, Florida-based entity that provides, among other services, daily medical care for medically fragile and chronically ill children.  Bruce also currently serves on the boards of various other companies, including as Chairman of the Board of each of Ultimate Gamer, LLC, Banyan Pediatric Care Centers, and Segmint, Inc. He serves as Chairman of the Sarasota Green Group, the Executive Chairman of each of CelebYou LLC and CelebYou Productions and is on the board of directors of Selinsky Force LLC. He was also the founding investor and served on the board of directors of Ohio Legacy Corp. Previously, Mr. Cassidy was the founder and CEO of Excel Mining Systems from 1991 until its sale in 2007 to Orica Mining Services, and from 2008 to 2009, served as the President and CEO of one of its subsidiaries, Minora North & South Americas. He currently owns and operates The Concession Golf Club in Sarasota, Florida.

Executive Officer Qualifications for Mr. Cassidy:

We believe that Mr. Cassidy should serve as our Chief Executive Officer, Chief Financial Officer, and Secretary due to his extensive leadership and business experience in a wide variety of entities.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships between or among the current directors and executive officers or the persons chosen by us to become directors or executive officers as of the date of this Schedule 14f-1 or at the expiration of the ten (10)-day period subsequent to our mailing a copy hereof to our stockholders of record.

Significant Employees

We do not currently have any significant employees aside from our officers and directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to our present or former director, executive officer, or employee or with respect to the persons serving as an executive officer as of the date of this Schedule 14f-1 or at the expiration of the ten (10)-day period subsequent to our mailing a copy of this Schedule 14f-1 to our stockholders of record as of December 17, 2021: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Committees

We do not currently have an audit, compensation or nominating committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, there are no transactions during our two most recent fiscal years ended December 31, 2020 and 2019 of the nine-month period ended September 30, 2021, or any currently proposed transaction, in which our Company was or to be a participant and the amount exceeds the lesser of $120,000 or one percent of the average of our Company’s total assets at year-end for our last two completed years, and in which any of our directors, officers or principal stockholders, or any other related person as defined in Item 404 of Regulation S-K, had or have any direct or indirect material interest.

On April 16, 2020, the Company issued 26,000,000 common shares to Zixiao Chen in exchange for cash proceeds of $13,000.

On April 20, 2020, we issued a Demand Convertible Promissory Note in the principal amount of $10,000 to our CFO, Zixiao Chen. The note bears interest at 10% per annum and is due in two business days after demand for payment. This note is convertible at $0.001 per common share and can be converted by Notice of Conversion at the option of the holder. As of September 30, 2021, the principal balance is $10,000 and accrued interest is $1,447. The interest expense for the three months ended September 30, 2021 was $252.

On May 1, 2020, the Company issued 3,000,000 common shares to Steven Lane in exchange for cash proceeds of $1,500.

During the period April 16 (inception) to June 30, 2020, the Company purchased $7,125 of inventory from a company controlled by Zixiao Chen. During the six-month period ended December 31, 2020, the Company repaid $7,125 and the balance as of December 31, 2020 was $0.

On April 27, 2020, we issued a Demand Promissory Note to Zixiao Chen in the principal amount of $35,000. The note bears interest at 10% per annum and is due in two business days after demand for payment. As of September 30, 2021, the principal balance is $35,000 and accrued interest is $4,996. The interest expense for the three months ended September 30, 2021 was $882.

On December 30, 2020, the Company executed a Demand Promissory Note with Topsight Corporation, a company controlled by Zixiao Chen for cash proceeds of $30,000. The note bears interest at 10% per annum and is due in two business days after demand for payment. As of September 30, 2021, the principal balance is $30,000 and accrued interest is $2,252. The interest expense for the three months ended September 30, 2021 was $756.

During the three months ended September 30, 2021, Ms. Chen officer paid $2,903 of expenses on behalf of the Company and demanded repayment of $993 leaving a balance due to related party of $19,976 as of September 30, 2021.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that all Section 16 filings have been made.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company currently does not pay any cash salaries to any directors. No officers or directors received any compensation over the past fiscal year. There are no other arrangements, pension plans, incentive plans or deferred compensation plans currently available or proposed to be available to the Company’s executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KeyStar Corp.

Date: December 17, 2021	By:	/s/ Steven Lane
Chief Executive Officer